# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carriage House Event Center, Inc., CIK 0001798458
CUSIP: 14444Y100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Tian'an Science Park, Tower 23, 20th Fl,, Panyu District, Guangzhou, China (F4), 510006
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0002055658
Persons authorized to receive notices and communications: Robert F. Brantl, 181 Dante Avenue, Tuckahoe, New York (NY), 10707, 9175135701

## Reporting persons
- Zhonghe Brand, Ltd. (CIK 0002055658): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,150,000; sole dispositive power 0; shared dispositive power 4,150,000; aggregate amount beneficially owned 4,150,000 (93.3% of the class)
- Lei He: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,150,000; sole dispositive power 0; shared dispositive power 4,150,000; aggregate amount beneficially owned 4,150,000 (93.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Carriage House Event Center, Inc.
Address of issuer's principal executive offices: Tian'an Science Park, Tower 23, 20th Fl,, Panyu District, Guangzhou, China (F4), 510006

## Item 2. Identity and Background
Name of person filing:
Zhongke Brand, Ltd.
Lei He
Residence or business address: 20th Floor, Building 23, Tian'an Science Park, Panyu District, Guangzhou, P.R. China 511400
Present principal occupation or employment: Lei He is Senior Partner of Zhonghe Holdings (Guangdong) Co., Ltd., which is a business conglomerate. It's address is 20th Floor, Building 23, Tian'an Science Park, Panyu District, Guangzhou, P.R. China 511400.
Criminal convictions in the last five years: N.A.
Civil proceedings (securities laws) in the last five years: N.A.
Citizenship: P.R. China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: $470,000 from the working capital of Zhonghe Brand, Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the transaction was to gain control of the issuer. In connection with the transaction, the prior Board of Directors of the issuer resigned and appointed Lei He to serve as the sole member of the Board of Directors and as CEO and CFO of the issuer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,150,000 shares, representing 93.3% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Zhonghe Brand, Ltd. and Lei He, as Director of Zhongke Brand, Ltd. share voting and dispositional authority over the shares.
Transactions in the class effected during the past sixty days: N.A.
Other persons with the right to receive dividends or sale proceeds: N.A,
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N.A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Zhonghe Brand, Ltd.: Lei He, Lei He, Director (02/11/2025)
- Lei He: Lei He, Lei He, Reporting Person (02/11/2025)